May 29, 2018

Via EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         John Reynolds, Assistant Director, Office of Beverages, Apparel and Mining

Re:                             McEwen Mining Inc.

Registration Statement on Form S-3

Filed April 27, 2018

File No. 333-224476

Dear Mr. Reynolds:

McEwen Mining Inc. (the “Company”) is filing today, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement on Form S-3 (the “Registration Statement”).  Set forth below are the Company’s responses to the comments contained in the letter from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 16, 2018.

For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the comment letter:

General

Comment No. 1

We note your disclosure on page 10 that one or more of your subsidiaries may guarantee the debt securities. If you intend to issue guarantees under the indenture, please add the subsidiaries that may guarantee the debt securities as registrants to the filing, and revise the legal opinion to include the guarantees. Please also tell us how you intend to comply with the financial statements requirements for subsidiary guarantors as set forth in Rule 3-10 of Regulation S-X. If you intend to add subsidiary guarantors in the future, tell us how you plan to add such guarantors as co-registrants. For guidance, please refer to Example No. 2 in Appendix B of Securities Act Release No. 33-7649 (February 26, 1999).

Response

The Company respectfully acknowledges the Staff’s comment.  Amendment No. 1 has been revised to remove the references to potential guarantee of the debt securities by one or more of our subsidiaries.  Accordingly, the Company has not revised the legal opinion to cover the guarantees, and the subsidiary guarantor financial statements are not required.

Should you have any additional questions or comments, please contact the undersigned at 647-258-0395 or Mr. George Hagerty at (303) 454-2464.

Sincerely,

MCEWEN MINING INC.

/s/ Andrew Elinesky

Andrew Elinesky
Senior Vice President and Chief Financial Officer

cc:	Mr. George Hagerty, Partner — Hogan Lovells US LLP